[redacted]

SECU 08033466 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2007 AND ENDING October 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hefren-Tillotson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 Seventh Avenue
(No. and Street)

Pittsburgh PA 15222
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Niesslein 412-258-1039
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 16 2009
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 Pittsburgh PA 15237
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
DEC 30 2008
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Niesslein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hefren-Tillotson, Inc., as of October 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Gale A. Razner, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Mar. 29, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEFREN-TILLOTSON, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

OCTOBER 31, 2008

HEFREN-TILLOTSON, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
OCTOBER 31, 2008

CONTENTS

Independent Auditors' Report and Financial Statements

Independent Auditors' Report 1

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholder's Equity 4

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 5

Statement of Cash Flows 6

Notes to Financial Statements 7 – 13

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 14 - 15

Statement of Exemption From Reserve Requirement Computation Under Rule 15c3-3 of the Securities and Exchange Commission 16

Other Information

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 17 – 19

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Hefren-Tillotson, Inc.**, (the "Company") as of October 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hefren-Tillotson, Inc.** as of October 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Reported Net Capital, Statement of Exemption from Reserve Requirement Computation Under Rule 15c3-3 of the Securities and Exchange Commission as of October 31, 2008, and Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 on pages 14 through 19 inclusive is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally, Lally & Co. LLC

December 1, 2008

HEFREN-TILLOTSON, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2008

ASSETS		
Cash and Cash Equivalents	$	195,451
Deposits with Clearing Organization		100,000
Receivable From Clearing Organization		3,793,145
Investment Advisory Fees Receivable		72,367
Receivables - Other		84,324
Notes and Advances Receivable - Officers and Employees		1,852,201
Prepaid Expenses		353,796
Securities Owned - At Market Value		10,747,209
Securities Owned - Not Readily Marketable		13,368
Furniture, Equipment, and Leasehold Improvements - At Cost, Less Accumulated Depreciation and Amortization of $2,012,324		1,012,736
Total Assets	$	18,224,597
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Commissions and Other Compensation Payable	$	3,025,365
Income Taxes Payable, Including Deferred Taxes of $378,591		378,632
Accrued Retirement Plan Liability		825,306
Accounts Payable, Accrued Expenses, and Other Liabilities		1,121,712
Deferred Investment Advisory Fees		2,181,447
Due to Affiliates		939,253
Total Liabilities		8,471,715
Stockholder's Equity		
Common Stock - Par Value $10 Per Share; 2 Million Shares Authorized; 29,012 Shares Issued and Outstanding		290,120
Additional Paid-In Capital		1,774,420
Retained Earnings		7,688,342
Total Stockholder's Equity		9,752,882
Total Liabilities and Stockholder's Equity	$	18,224,597

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF INCOME
YEAR ENDED OCTOBER 31, 2008

REVENUE	
Principal Transactions	$ 7,611,804
Service Fees	10,606,595
Commissions	2,437,501
Investment Advisory Fees	14,013,065
Other	749,635
Total Revenue	35,418,600
EXPENSES	
Employee Compensation and Benefits	23,439,656
Exchange and Clearance Fees	1,236,688
Communications and Data Processing	311,999
Occupancy	931,464
Other Operating Expenses	4,852,819
Total Expenses	30,772,626
Income From Operations	4,645,974
OTHER INCOME (EXPENSES)	
Gain on Disposal of Assets	252
Interest Expense	(105,842)
Total Other Income (Expenses)	(105,590)
Income Before Provision for Income Taxes	4,540,384
PROVISION FOR INCOME TAXES	
Income Taxes - Current	1,721,474
Income Taxes - Deferred	200,873
Total Income Taxes	1,922,347
Net Income	$ 2,618,037

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED OCTOBER 31, 2008

	Common Stock				
	Number of Shares	Par Value Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, October 31, 2007	25,963	$ 259,630	$ 191,593	$7,370,305	$7,821,528
Net Income	-	-	-	2,618,037	2,618,037
Issuance of Stock	3,050	30,500	1,582,827	-	1,613,327
Retirement of Stock	(1)	(10)	-	-	(10)
Dividends	-	-	-	(2,300,000)	(2,300,000)
Balance, October 31, 2008	29,012	$ 290,120	$ 1,774,420	$7,688,342	$9,752,882

The accompanying notes are an integral part of these financial statement.

HEFREN-TILLOTSON, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED OCTOBER 31, 2008

Subordinated Borrowings at October 31, 2007	$	-
Increases		-
Decreases		-
Subordinated Borrowings at October 31, 2008	$	-

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2008

OPERATING ACTIVITIES	
Net Income	$ 2,618,037
Noncash Items Included in Net Income	
Share-Based Compensation Recognized	52,055
Depreciation and Amortization Expense	265,759
Deferred Income Taxes	200,873
Loss on Securities Owned	2,973
Gain on Disposal of Assets	(252)
Net Change In Operating Assets and Liabilities (Note 13)	(655,192)
Net Cash and Cash Equivalents From Operating Acitivities	2,484,253
INVESTING ACTIVITIES	
Payments Received on Notes Receivable - Officers and Employees	53,359
Issuance of Notes Receivable - Officers and Employees	(1,831,750)
Furniture, Equipment, and Leasehold Improvements Acquired	(303,107)
Proceeds From Sale of Assets	252
Net Cash and Cash Equivalents From Investing Activities	(2,081,247)
FINANCING ACTIVITIES	
Dividends Paid	(2,300,000)
Proceeds From Issuance of Stock	1,561,262
Net Cash and Cash Equivalents From Financing Activities	(738,738)
Net Decrease in Cash and Cash Equivalents	(335,732)
Cash and Cash Equivalents - Beginning	531,182
Cash and Cash Equivalents - Ending	$ 195,451

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest	$ 105,842
Cash Paid for Income Taxes	$ 2,004,885

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION

Hefren-Tillotson, Inc. (the "Company"), a member of the Financial Industry Regulatory Authority (FINRA), is a registered securities broker-dealer and a registered investment advisor. The Company conducts the majority of its business from its principal office in Pittsburgh, along with five additional offices throughout Western Pennsylvania. The Company is a wholly-owned subsidiary of Masterplan, Inc. (the "Parent").

Description of Business

The Company provides professional financial counseling and planning services. It operates as a full service securities broker-dealer providing traditional brokerage products, investment management services through the HT Asset Management Division, and insurance products.

2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Method of Accounting

The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue and Expense Recognition

Principal and agency security transactions and related commission revenue are recorded on a trade date basis, which is generally the same day as the transaction and in accordance with industry standards. Investment advisory fees and service fees are recognized as earned.

Commissions and related clearing expenses are also recorded on a trade-date basis as securities and other transactions occur.

Cash and Cash Equivalents and Concentrations of Credit Risk

For purposes of reporting cash flows, the Company considers checking accounts to be cash equivalents. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits, and highly-liquid investments with financial institutions, and accounts receivable.

The Company places its cash with a financial institution which management considers financially secure. However, at times such deposits may be in excess of the Federal Deposit Insurance Corporation limit.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk (Continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Securities Positions

Securities owned and securities sold, but not yet purchased, are carried at market value as determined by the most recently traded price of each security at the balance sheet date. Investments not readily marketable are valued at estimated fair market value as determined by management.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost and are depreciated and amortized on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs, which do not extend the lives of the applicable assets, are charged to operations as incurred. Gain or loss resulting from the retirement or other disposition of assets is included in income.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Advertising

The Company expenses advertising costs as incurred. Advertising and sponsorship costs were approximately $799,600 for the year ended October 31, 2008.

Share-Based Compensation

The company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (R) – "*Share-Based Payment*" for share-based compensation payments awarded to company employees by the Parent. This statement requires compensation expense to be measured based on the estimated fair value of the share-based awards and recognized in income on a straight-line basis over the requisite service period, which is generally the vesting period or the period of forfeiture lapse.

3 – RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears certain of its proprietary transactions on a fully disclosed basis. The amount payable to the clearing organization as it relates to the aforementioned transactions is collateralized by securities owned and receivables due to the Company, subject to margin requirements. Interest as it relates to amounts payable is charged interest at variable rates.

Amounts receivable from and payable to the clearing organization at October 31 consist of the following:

Receivable From Clearing Organization	$	3,819,405
Payable to Clearing Organization		(26,260)
	$	3,793,145

4 – NOTES AND ADVANCES RECEIVABLE – OFFICERS AND EMPLOYEES

From time to time, the Company makes advances and loans to certain officers and employees. Advances are generally made under short-term, non-interest bearing arrangements. Loans are made under promissory notes that call for fixed repayment terms of principal and interest. At October 31, 2008, the Company had advances outstanding of $56,809. At October 31, 2008, the Company also had notes receivable outstanding of $1,795,392 with accrued interest of $24,391 with interest rates ranging from 2.74% to 4.50% per annum and maturing in various years through April 2013.

5 – SECURITIES OWNED OR SOLD BUT NOT YET PURCHASED

Marketable securities owned or sold but not yet purchased are stated at market value. The market values at October 31, 2008 are as follows:

	Securities Owned Market Value	
Money Market Funds	$	10,355,593
Municipal Bonds		391,289
Mutual Funds		327
	$	10,747,209

Principally all of the money market funds are guaranteed by the United States Department of Treasury through April 2009. Municipal bonds consist principally of securities of Pennsylvania municipalities.

As of October 31, 2008, there were no securities sold but not yet purchased.

6 – LEASE OBLIGATIONS

The Company leases its principal office from a Partnership, whose partners include several officers and/or stockholders of the Company. The Company pays all of the utilities, taxes, repairs, and assessments incurred on the property as part of its lease obligation. During the fiscal year ended October 31, 2008, rent expense was approximately $197,000, excluding operating costs.

The Company also leases other office facilities, automobiles, and office equipment from third parties under non-cancellable operating leases expiring at various dates through July 30, 2013. During the fiscal year ended October 31, 2008, these rental expenses totaled approximately $568,200.

As of October 31, 2008, future minimum lease payments under these lease agreements, including the principal office discussed above, are as follows:

Years Ending October 31,		
2009	$	796,300
2010		779,400
2011		746,000
2012		265,800
2013		157,000
	$	2,744,500

7 – NET CAPITAL REQUIREMENTS

Under the net capital provision of Rule 15c3-1of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. As of October 31, 2008, the Company had net capital and net capital requirements of $6,186,619 and $539,541, respectively.

The Company's aggregate indebtedness to net capital ratio was 1.31 to 1 at October 31, 2008.

8 – INCOME TAXES

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax return.

The current and deferred portions of income tax expense included in the statement of income, as determined in accordance with FASB Statement No. 109, "*Accounting For Income Taxes,*" are as follows:

	Current	Deferred	Total
Federal	$ 1,344,230	$ 151,269	$ 1,495,499
State	377,244	49,604	426,848
	$ 1,721,474	$ 200,873	$ 1,922,347

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, which primarily consists of depreciation and compensation recognized for stock awards. Permanent differences include non-deductible entertainment expenses, dues, and tax-free municipal bond interest. In addition, state tax differences include the gains on sales of municipal securities issued before February 1, 1994.

9 – RETIREMENT PLAN

The Company has a defined contribution plan (the "Plan") with both profit sharing and 401(k) features. Contributions under the Plan are limited and made in accordance with the Internal Revenue Code. All employer profit sharing contributions are at the discretion of management.

The Company did and plans to make a profit sharing contribution relating to the retirement plan for the Plan's calendar years ended December 31, 2007 and 2008, respectively. The contribution to the profit sharing plan by the company was approximately $927,700 for the fiscal year ended October 31, 2008.

10 – RELATED PARTY TRANSACTIONS

During the year, the Parent advanced approximately $8.1 million (including intercompany interest of $102,671) and received repayments of approximately $7.9 million from the Company. The Company's balance due increased by $206,239 to $939,253 as of October 31, 2008.

The Company reimburses the Parent for shares of Masterplan common stock which are provided to employees of the Company as a non-qualified stock option program established at the discretion of the Board of Directors. The shares are purchased at the prevailing market rate at the time of transfer resulting in compensation expense of approximately $13,852.

11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis. These activities may expose the Company to off-balance-sheet risk in the event the counterparty to the transaction is unable to fulfill its contracted obligations.

12 – SHARE-BASED COMPENSATION

From time-to-time, the Parent company grants nonqualified stock options and enters into other share-based compensation arrangements in which restricted and non-restricted stock is offered and issued to certain employees for the purchase or grant of its common stock. The stock options exercise and stock award prices, number of shares, vesting, and grant date are determined at the discretion of the Company's Board of Directors. Stock awards and options typically vest in five years or less from the issue date.

The Company has adopted the provisions of SFAS No. 123(R), "*Share-Based Payment.*" As permitted by SFAS No. 123(R), the Company accounts for these types of arrangements using the fair value method. The fair value of options and restricted stock awards was estimated on the date of grant.

Restricted Stock

Participants were granted restricted stock awards during 2008 with an exercise price of $3.25 per share, which is equal to the estimated fair value of stock on the grant date using an independent valuation. Total compensation cost associated with 2008 stock awards is $511,875 and will be recognized over the five-year service period that began on the grant date. Compensation cost, included under the caption "employee compensation and benefits" in the accompanying 2008 statement of income, recognized on stock awards granted in 2008 was $52,055 generating a related tax benefit of approximately $20,800. Unrecognized compensation cost on stock awards as of October 31, 2008 was $459,820.

Stock Options

Using the Black-Scholes option pricing model, management has determined that the options issued in 2008 have a calculated value of $.085 per share. Compensation cost recognized on options granted in 2008 was $50,363 and is included under the caption "employee compensation and benefits" in the accompanying 2008 statement of income.

The assumptions used and the weighted average calculated value of options are as follows for the year ended October 31, 2008:

Risk-Free Interest Rate	1.61%
Expected Dividend Yield	6.15%
Expected Volatility	26.70%
Expected Life in Years	.07
Weighted Average Calculated Value of Options Granted	$ .085

13 – STATEMENT OF CASH FLOWS

Components of the net change in operating assets and liabilities, as presented in the accompanying statement of cash flows, are as follows:

(Increase) Decrease in Operating Assets	
Receivable From Clearing Organization	$ (2,857,591)
Investment Advisory Fees Receivable	14,031
Receivables – Other	(61,111)
Advances – Officers and Employees	14,090
Prepaid Expenses	(64,909)
Securities Owned – at Market Value	1,859,334
Increase (Decrease) in Operating Liabilities	
Commissions and Other Compensation Payable	726,253
Income Taxes Payable	(206,115)
Accrued Retirement Plan Liability	(232,939)
Accounts Payable, Accrued Expenses, and Other Liabilities	67,294
Deferred Investment Advisory Fees	(119,768)
Due to Affiliates	206,239
Net Change in Operating Assets and Liabilities	$ (655,192)

SUPPLEMENTARY INFORMATION

HEFREN-TILLOTSON, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2008

The Ownership Equity Qualified for Net Capital	$ 9,752,882
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-
Total Capital and Allowable Subordinated Liabilities	9,752,882
Deductions and/or Charges:	
Total Non-Allowable Assets From Statement of Financial Condition	(3,328,528)
Other Deduction-Deficit	(6,196)
Net Capital Before Haircuts on Security Positions	6,418,158
Haircuts on Securities:	
Exempted Securities	(24,378)
Debt Securities	(207,112)
Other Securities	(49)
	(231,539)
Net Capital	6,186,619
Net Capital Requirements	539,541
Excess Net Capital	$ 5,647,078

See report of independent auditors.

HEFREN-TILLOTSON, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2008
(CONTINUED)

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of October 31, 2008)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$ 6,186,619
Difference	-
Net Capital, as Reported in the Audited Financial Statements	$ 6,186,619

See report of independent auditors.

HEFREN-TILLOTSON, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2008

Hefren-Tillotson, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC#8-17574) or other distributors. Hefren-Tillotson, Inc. promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

See report of independent auditors.

OTHER INFORMATION

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of **Hefren-Tillotson, Inc.** (the "Company"), as of and for the year ended October 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vasey. Vasey & Co. LLC

December 1, 2008

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